FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Seventh Investor Conference: Chief Operating Officer Presentation	2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer

7 Investor Conference

Transformation for delivering sustainable growth

Julio Linares
Chief Operating Officer

9 October 2009

Telefónica

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Content



A promising growth profile
Fully capturing revenue growth potential
Transformation to keep growing profitably
Committed to continue outperforming our peers

Customers will use communications more and more

CAGR 08 – 12 E number of accesses and traffic

Customer demand drivers

- Everybody and everything connected
- Social networking
- User Generated Content
- Huge increase in digital content
- Hundred thousands of applications
- e-World: e-Health, e-Learning, e-Finance services, e-Travel
- M2M[6]: smart metering, e-Car, e-Logistic, vending
- Powerful devices

Telefónica mature markets[1]

- FBB[4] +5%
- Fixed -1%
- MBB[5] +50%
- Mobile +2%
- Traffic +45%

Telefónica emerging markets[2]

- FBB[4] +20%
- Fixed +1%
- MBB[5] +100%
- Mobile +5%
- Traffic +48%

Telefónica markets[3]

- FBB[4] +10%
- Fixed +0%
- MBB[5] +70%
- Mobile +4%
- Traffic +46%

Broadband everywhere
Access to support broadband
Traffic explosion

1. **Telefónica Mature Markets:** Spanish and European markets from Telefónica footprint
2. **Telefónica Emerging Markets:** Latam markets from Telefónica footprint
3. **Telefónica Markets:** Total markets from Telefónica footprint
4. **FBB:** Fixed Broadband
5. **MBB:** Mobile Broadband. Growth considers Big Screen only
6. **M2M:** Machine to Machine

New pricing schemes are viewed as a significant opportunity

Enhanced offering

- **Consumer:** Communication (IM[1], VoIP, e-mail...), TV, File & content sharing, Home device management, Transactional services...
- **Enterprise:** Virtual Hosting, Virtual Desktop Management, Storage, Software as a Service (CRM[2], ERP[3]...), Emergency solutions, M2M solutions ...

Value driven bundles

- More **revenue** per customer
- More **stickiness** (less churn)
- More **value for money**

Customer behaviour

- **Consumer** vs. **Enterprise**
- **Bipolarized consumers:**
  Low cost / simple
  Premium / sophisticated
- **Usage:**

Users		Traffic
20%	FBB	70%
1%	MBB	50%

- **Specific service** requirements

Pricing opportunities

- Providing as much as possible **on-demand**

Bandwidth	Storage
QoS	Processing
Volume	Security
Latency	Authentication
Peak – offpeak	

XaaS[4]

1. **IM:** Instant messaging
2. **CRM:** Customer Relation Management
3. **ERP:** Enterprise Resource Planner
4. **XaaS:** Everything as a service

Our markets still offer significant growth potential

Strong customer demand drivers

X

Enhanced pricing opportunities

Telefónica markets revenue[1]

CAGR 08-12 E[2]

Telefónica Total markets	+1%/+3%
Telefónica Mature markets	-2%/+0%
Telefónica Emerging markets	+5%/+8%

Superior growth opportunity due to our diverse footprint

1. **Telefónica Markets Revenue:** Estimated market evolution in Telefónica footprint (countries and services), including Fixed, Mobile, MBB, FBB and Pay TV
2. Assumes 2008 constant FX (average FX08)

Content


A promising growth profile
Fully capturing revenue growth potential
Transformation to keep growing profitably
Committed to continue outperforming our peers

Our strategy enables growth potential to be captured


Customers
Emotional relationships
Transactional relationships
G1
Emotional engagement
Telefónica
Connectivity company
Service company
Offer
G2
Apps. & NB[1]
G3
MBB
G4
FBB
G5
Traditional

1. Apps. & NB: Applications & New Business

Customer focus and consistency

Customer journey



Emotional engagement
A coherent and emotionally involved brand
Motivated employees committed to customers
Customer led organization
Integrated and segmented customer knowledge
Resource focus on what customers value most
Simple customer service solution with first contact resolution
Simple offers - complexity reduction
Leader in customer satisfaction
Reinforce loyalty to further reduce churn

Our targets

VARIATION 08-12 E

- **CSI leaders** across footprint by 2012
- **Outperforming the industry in market share** by customers and revenue
  - **Incumbents**[1]: -2 p.p.
  - **Non incumbents**[2]: +4 p.p.

Transfer best practices

- **Improved churn:** -0.3 p.p.



2.2%
1.9%
FY 2008
FY 2012E

1. Incumbents: Spain, Brazil, Argentina, Chile, Peru, Colombia, Czech Republic
2. Non incumbents: UK, Germany, Ireland, Slovak Republic, Venezuela, Mexico, El Salvador, Guatemala, Panama, Nicaragua, Uruguay, Ecuador

Development of applications and new business


Apps. & New business revenue[1]
€ in billions
CAGR 08-12 E[4]
+12%/+15%
2.3
FY 2008
FY 2012E

Mobile applications:

- **Global TEF branded and 3rd party services (Open Telefónica) focused on communication** (IM[2], email, VoIP ...), **communities, transactions** and **entertainment** (mstore), deploying new monetization models (advertising) and personalized experiences leveraging **new Smart SIMs**

Digital Home services:

- **Home device management** (gateway, mediabox, set top box, joggler) and **new integrated TEF services** (gateway storing, security and control, LAN management...)

Enhanced TV:

- Differentiated offer delivering **attractive content, advanced features, solid interactive user experience and cross-platform approach** (e.g. PVR programming from PC or Mobile)

ICT solutions:

- **Services to** address **employee** needs (e.g. desktop), **infrastructure** alternatives (e.g. virtual hosting) and **processes** (e.g. emergency platforms) leveraging **Cloud Computing** and **M2M** functionalities

New Business:

- **e-Finance** (Remittances & NFC[3]), **e-Health** (Tele-assistance, remote health monitoring...), **e-Travel, e-Learning** and **e-Security**

FY 2012 E

>120m Mobile applications downloaded

>4.5m Pay TV customers

1. **Apps. & New business revenue:** TV, ICT solutions, on line advertising (e-Commerce, Terra), MBB VAS (mobile content/application downloaded), other FBB VAS, new growth sources and other digital content services revenue
2. **IM:** Instant Messaging
3. **NFC:** Near Field Communications
4. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

7 Investor Conference Telefónica

Massive MBB development



MBB accesses[1]
millions
CAGR 08-12 E
MBB penetration: Big and Small screen accesses over mobile accesses
+65%
~67
9
Dec-08
Dec-12E
MBB penetration
5%
27%



MBB connectivity revenue[2]
€ in billions
CAGR 08-12 E[4]
+40%/+45%
1.3
FY 2008
FY 2012E

- **Exploit** the **MBB potential** by leveraging **distinct attributes** (mobility, simplicity, convenience) and facilitating **Internet access:**
  - Differentiate **positioning** across footprint (**complementary** to FBB vs. **substitutive**)
  - Lead the **small screen** opportunity by supporting **mobile applications** and selectively exploiting exclusivities and attractive prices (<€150) to make Telefónica **"the home of the smartphone"**
  - Drive profitable **big screen** by extensive **datacard** deployment through **new channels** (e.g. OEM[3] collaboration on embedded 3G laptop) and **new devices** (netbook, e-Reader)
  - Develop **gateway** linking Small Screen to Big Screen enabling customers to connect how, where and when they want
- **Offer core mass product** based on **rational bandwidth (1 to 2 Mbps)** and **prepay products** to increase broadband penetration
- **Deliver competitive market pricing** based on **a combination of traffic volume, unique services** (e.g. video download) and **speed required** to address different usage patterns

1. **MBB accesses:** Including Big and Small Screen
2. **MBB connectivity revenue:** Including Big and Small Screen, mobile email and WAP browsing revenues
3. **OEM:** Original Equipment Manufactures
4. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

Telefónica

DSL upgrade and selective FO deployment



FBB retail accesses[1]
millions
CAGR 08-12 E
FBB penetration: FBB accesses over fixed accesses
+11%
12.5
>19
Dec-08
Dec-12E
FBB penetration
29%
52%



FBB connectivity revenue[2]
€ in billions
CAGR 08-12 E[4]
+5%/+8%
6.3
FY 2008
FY 2012E

DSL:

- **Drive leadership** through an increasingly segmented offer:
  - **Entry level** to **expand** broadband markets in low coverage areas and into low income segments
  - **Standard offer** with speed adjusted to demand and competitive dynamic
  - **Premium offer** at high speed (**>10 Mbps**) with coverage leveraging VDSL from CO[3] and additional features (symmetric access...)

FO:

- **Selective deployment** (new residential areas, high-income areas, dedicated corporate connectivity ...) facing competition with **video, speed (>25 Mbps)** and an **exciting customer experience**

Bundles:

- **Consumer:** FBB to drive bundles including **voice** (fixed and mobile), **MBB** and **TV**
- **Enterprise and SME:** FBB as part of **integrated ICT solution**

1. **FBB retail accesses:** Includes FO, DSL, Cable modem and satellite
2. **FBB connectivity revenue:** Includes connectivity (DSL, FO, Cable Modem...), fixed data services, retail and wholesale and equipment revenue
3. **CO:** Central Office
4. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

Defense and growth of traditional business



Retail accesses[1]
millions
CAGR 08-12 E
VARIATION 08-12 E
~3.5%
232
~265
Mobile[2]
81%
+5 p.p.
86%
Fixed[3]
19%
14%
Dec-08
Dec-12E
Bundles[4]
42%
~60%



Access & voice revenues[5]
€ in billions
CAGR 08-12 E[6]
-2%/+1%
47.1
Mobile
67%
+1%/+4%
75%
Fixed
33%
-9%/-6%
25%
FY 2008
FY 2012E

Fixed Voice:

- **Bundle access** with **fixed and mobile voice** to retain fixed voice only customers and increase fixed line value through **BB adoption**
- **Prepay BB model** to defend access in low mid-end segments
- Manage **fixed to mobile substitution** optimally
- **Proactively manage churn** through specific call centre offers and by monitoring potential churners (cross selling retail promotions)

Mobile Voice:

- Capture **penetration growth** opportunities
- Prepay to contract **migration** (e.g. on-net voice bundles)
- Innovative tiered **price plans,** improving modularity and flexibility (e.g. semi flat rates)
- Develop **customer experience** through **segmented loyalty programs,** enhanced customer attention and value & behavioural segmentation
- Enhance **distribution** model focusing on a differential customer experience ("flagship")

1. **Morocco** excluded in 2008 for comparison reasons
2. **Mobile:** Mobile voice accesses. M2M and Small Screen are included
3. **Fixed:** PSTN, Public Use Telephony, ISDN, Fixed wireless lines, self consumption, test and social interest lines, naked DSL, VOIP lines and narrowband internet accesses
4. **Bundles:** [1P+2P+3P+4P] over total fixed accesses ex Public Use Telephony
5. **Access & Voice:** Fixed and mobile access & voice (SMS included), fixed & mobile equipment, narrowband internet and M2M revenue
6. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

Telefónica

Revenue growth will be based on broadband and mobile



Accesses[1]
millions
CAGR 08-12 E
Pay TV
MBB+FBB[2]
252
~+6%
>320
1%
7%
BB[3]
10%
1%
16%
BB
28%
Voice[4]
92%
83%
Dec-08
Dec-12E



Revenue
€ in billions
CAGR 08-12 E[9]
Others[5]
58
+1%/+4%
Apps. & NB[6]
BB connectivity
(MBB+FBB)[7]
2%
4%
13%
17%
1%
6%
21%
27%
Access & Voice[8]
81%
72%
FY 2008
FY 2012E



Traffic
Exabytes
4
+40%
14

1. **Morocco** excluded in 2008 for comparison reasons
2. **MBB+FBB**: FBB, MBB (Big Screen only) and wholesale accesses
3. **BB**: MBB (Big and Small Screen) + FBB and wholesale accesses
4. **Voice**: Fixed, mobile and narrowband accesses, M2M and MBB Small Screen users
5. **Others**: Subsidiaries and other companies
6. **Apps. & NB**: TV, ICT solutions, online advertising, MBB VAS and other FBB VAS, new growth sources and other digital content services revenue
7. **BB Connectivity (MBB+FBB)**: FBB connectivity, retail and wholesale, equipment, and fixed data services, MBB connectivity (Big & Small Screen) revenue
8. **Access & Voice**: Fixed and mobile access & voice (SMS included), fixed & mobile equipment, narrowband internet and M2M revenue
9. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

Telefónica

Content


A promising growth profile
Fully capturing revenue growth potential
Transformation to keep growing profitably
Committed to continue outperforming our peers

Profitable growth requires a new operating model


Simple & ubiquitous customer experience
Home networking
Smart SIM
Cloud services: XaaS[1]
ICT Solutions
Telepresence
Multiaccess
Bandwidth
Mobility
IP network
Intelligent network:
Identity management
Content customization
Service Delivery Platform
Open Telefónica
Large developer community:
One development, Global applications
Cloud Computing Platform
End to End QoS
High capacity: "video enabled"
End to End Security

1. XaaS: Everything as a service

Profitable growth requires a new operating model


Network
Gateway
Copper /FO
Femto
UMTS / LTE
IP NETWORK
Multiaccess
T1
IT
Efficient Production
+
Global Systems Map
IT Enabler
T2
Processes
End2End vision
On-line @core
T3

Profitable growth requires a new operating model


Customer
Operational activity
Commercial activity
Network
Multiaccess
T1
IT
IT Enabler
T2
Processes
On-line @core
T3
Operational excellence
T4
Commercial efficiency
T5
Reinforced by our scale and strategic alliances

One Multi-access network to enable growth and efficiency

T1

Network & operation CapEx per access



CAGR 08-12 E[1]
-9%/-7%
FY 2008
FY 2012E

Efficient CapEx management:

- **Minimize** investment in **copper plant**
- Migrate to **wireless** for unprofitable COs[2]
- **Contain 2G investment,** as main areas are already covered
- Improve **integrated access solutions** (e.g. seamless WiFi/3G handover)

Focus investment in new revenue streams:

- Selective deployment of **High Speed BB** access (VDSL2 and FO)
- Expansion of **MBB** (3G and beyond) **capacity and coverage:**
  - **Femtocell** selective rollout
  - **Fiber** backhaul in main sites
  - Selective deployment of **HSPA+**
  - **LTE** launch not before 2011
- **Spectrum opportunities management:**
  - Priority to low-frequency bands and LTE
  - According to technology availability and business opportunity
- **Increase integrated backbone capacity**

FY 2012 E	
x9	Lines passed with >25 Mbps
x2	Population covered with MBB
x4	

1. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation
2. **CO:** Central Office

IT strategy as a key transformation enabler



IT CapEx & OpEx per access
CAGR 08-12 E[1]
-6%/-4%
FY 2008
FY 2012E

- **6 Datacenters in mid to long term (from 70)**
  Common technical architecture and management process
- **One Global workplace**
  Single personal computer, mail service, corporate network
- **Single architecture framework and foundations**
  In cooperation with world leading technology players
- **Key core global applications when applicable**
  Applications aligned to business needs with high re-use level
- **Global IT governance and security management**
  Common process and tools, aligned with standards
- **Global partnerships with selected IT vendors**
  Selected activities under no full outsourcing models
- **Global Application Management centers (SW factories)**
  Low cost/high talent locations and managed with common IT processes

1. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

Telefónica

T3 Online at the core to increase agility and efficiency in our relationship with stakeholders



Share of online transactions¹
Variation 08-12 E
+22 p.p.
25%
3%
FY 2008
FY 2012E

- **Enhanced customer experience:**
  - Move **customer-facing activities online**: marketing, sales, e-Care, and e-Billing supported by one account approach
  - Upgrade capabilities to **increase online customer satisfaction**
  - Facilitate customer access **to new services**
  - Increase **commercial effectiveness**
- **Agile contacts with suppliers:**
  - **Single online tool** for procurement: > 95% of purchases online by FY 2012E, 40% of them auctions
- **Simplified interactions with third party developers:**
  - **Open Telefónica** (Movilforum Movistar, O2 Litmus,...)
- **Tools to enable new working environments:**
  - Extensive use of **online applications** for back office administration and knowledge sharing

1. **Share of on-line transactions**: (Gross Adds Online + Customer Service Transactions Online)/ (Total Gross Adds + Total Customer Service Transactions)

T4 Operational excellence will release resources for growth



Non-commercial OpEx[1] per access
CAGR 08-12 E[2]
-4%/-2%
FY 2008
FY 2012E

- **Maximize process automation:**
  - **Zero-touch copper:** minimize provisioning and reduce delivery time
  - **Customer self-service:** self-installation and self-care
  - **Efficient delivery:** increase quality by end-to-end tracing provisioning and care processes
- **Extend scope of outsourcing:**
  - **Full network outsourcing** where managed services market reaches maturity with specialized multi-vendor partners
  - Outsource non differentiating **support functions**
- **Globalization/regionalization:**
  - **Operations consolidation:** Regional/Global network monitoring and maintenance
  - **Global network O&M[3] agreements** (IP network, 2G/3G, microwaves...)
- **Extend Network Sharing with other partners and infrastructures**
- **Moving to higher energy efficiency (Green)**

1. **Non-commercial OpEx:** All other costs not included under Commercial OpEx + COGS
2. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation
3. **O&M:** Operations & Maintenance

T5 Commercial efficiency tailored to local market conditions



Commercial OpEx[1] + COGS[2] per access
CAGR 08-12 E[3]
~2.5 p.p. reduction from ITX
-6.5%/-3.5%
FY 2008
FY 2012E

- **New dynamics on subsidies:**
  - **Acquisition costs** focused on high value customers
  - Take advantage of increasing **SIM only** adoption
  - Reduce **retention** costs through higher **F&M integration** and **shifting marketing focus to service attractiveness**
- **Channel optimization:**
  - **Evolve channel mix** to reduce cost per gross add
  - Focus **commission** schemes on **churn reduction**
- **Excellence on P&S:**
  - More efficient P&S **globalization and development**
  - **Portfolio simplification**
- **Reduction in COGS[2]:**
  - Reduce **total interconnection cost,** leveraging MTRs reduction, market share and on-net schemes
  - Optimize **content expenses** by focusing on **differentiating content** and leveraging **sponsorships**

1. **Commercial OpEx + COGS:** Includes interconnection and Other Costs of Goods Sold, Commercial, including client management cost
2. **COGS:** Cost of Goods Sold
3. Figures for guidance assume 2008 constant FX (average FX08) and exclude changes in consolidation

Telefónica

Our management model maximizes the benefits of our scale and strategic alliances

Multilocal integrated management

Local Management

- Customers
- Factories
- Regulation

Global Management

- Procurement and roaming centers in Germany
- MNC global unit
- Network & IT planning and evolution
- Development of global products leveraged on Telefónica I+D
- Negotiations with partners
- Shared services
- Unified employees' talent development and careers

Increase attractiveness for partners →

← Increase effective scale

Partnerships and industrial alliances

Synergies from Strategic Alliances with other operators

TELECOM ITALIA | China unicom 中国联通

- >650 million combined customer base[1], a ~10% of world's population

Agreements with other industry players

- Internet
- Content
- Handset
- Outsourcing

1. Accesses from Telefónica, Telecom Italia and China Unicom by Jun-09

Transformation is key for our superior margin and efficiency


OpEx¹ per access
CAGR 08-12 E²
-6%/-3%
FY 2008
FY 2012E


OIBDA³
€ in billions
CAGR 08-12 E²
+2%/+4%
22.6
FY 2008
FY 2012E


CapEx⁴
Cumulative 09-12 E²
€ in billions
~30
Maintenance
Transformation & Growth
23%
77%
22%
78%
FY 2008
FY 2012E


Efficiency⁵
Variation 08-12 E²
~-4p.p.
75.5%
CapEx
OpEx
14.5%
61%
FY 2008
FY 2012E

1. **OpEx** considered for this calculation is Revenue-OIBDA
2. Figures for guidance assume 2008 constant FX (average FX in 2008) and exclude changes in consolidation
3. **OIBDA**: 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m) and the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (€ 134 m), includes 9 months of consolidation of Telemig in T. Latam. In terms of guidance calculation OIBDA excludes capital gains and losses from sale of companies and write-offs
4. **CapEx**: Excludes Real Estate Efficiency Program of T. España and spectrum licenses
5. **Efficiency ratio**: (Operating Expenses + CapEx-Internal Expenses capitalised in fixed assets) / Revenue

Telefónica

Content


A promising growth profile
Fully capturing revenue growth potential
Transformation to keep growing profitably
Committed to continue outperforming our peers

Our strategy delivers ambitious commitments for the coming years

Growth

- G1 Emotional engagement
- G2 Apps. & New Business
- G3 MBB
- G4 FBB
- G5 Traditional

Transformation

- T1 Multiaccess
- T2 IT Enabler
- T3 Online @ core
- T4 Operational excellence
- T5 Commercial efficiency

Guidance

CAGR 08-12 E[1]

Revenue	+1%/+4%
OIBDA[2]	+2%/+4%
OI[2]	+4%/+7%
OpCF[2,3]	+5%/+7.5%

Cumulative FY 2009-FY 2012 E[1]

CapEx[4]	~€ 30 bn
OpCF[3]	>€ 64 bn

1. Figures for guidance assume 2008 constant FX (average FX in 2008) and exclude changes in consolidation
2. **OIBDA,OI, OpCF:** 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m) and the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (€ 134 m), includes 9 months of consolidation of Telemig in T. Latam. In terms of guidance calculation OIBDA excludes capital gains and losses from sale of companies and write-offs
3. **OpCF:** OIBDA - CapEx
4. **CapEx:** Excludes Real Estate Efficiency Program of T. España and spectrum licenses

Telefónica